Exhibit 99.1
December 12, 2005

Mr. David Haines
Chairman of the Board of Directors
OAO “Vimpel-Communications”
10, 8 Marta Street
Moscow 127083
Russian Federation
Dear David,
No Response from VimpelCom Management to Director’s Demand for Information Concerning URS Acquisition
     In the meeting of the Board of Directors of VimpelCom held on November 16, 2005, Henrik Torgersen, in a statement prepared in response to a report made by VimpelCom’s CFO, challenged the legality of VimpelCom’s management’s decision to complete VimpelCom’s acquisition of Closed Joint Stock Company “Ukrainian Radio Systems” (“URS”). A copy of Mr. Torgersen’s statement is attached as Annex A to this letter. Exercising his fiduciary duty as a director of VimpelCom, Mr. Torgersen demanded answers from VimpelCom’s management to the questions raised in that statement.
     As you are aware, there was and possibly still is a business relationship between at least two VimpelCom Board members nominated by Alfa and the sellers of URS. You will also recall that these were the same Board members who presented the URS acquisition to VimpelCom’s management. In such a situation, where issues of self-dealing and conflicts of interest are present, it is important that all material information concerning the relevant transaction be properly disclosed, especially in view of Alfa’s active promotion of the URS acquisition.
     Following Mr. Torgersen’s statement, VimpelCom’s General Director, Alexander Izosimov, said that VimpelCom would present answers to the questions raised by Mr. Torgersen. To date, VimpelCom has not provided answers to any of Mr. Torgersen’s questions, either publicly or privately, and the agenda for VimpelCom’s Board meeting scheduled for December 14, 2005 does not include or refer to any such response.
Inclusion of URS CapEx Budget in Proposed VimpelCom 2006 Budget
     Instead of providing to the Board the information requested by Mr. Torgersen concerning the URS acquisition, VimpelCom has delivered to members of the Board VimpelCom’s proposed 2006 Budget, which, consistent with statements made to the press by Mr. Izosimov, includes a proposal for approximately US$500 million of cumulative capital expenditures relating to URS, as well as financing for URS that is to be provided or supported by VimpelCom.
     We continue to question the legality of the URS acquisition and reserve all our rights in respect thereof. However, we note that for the Board to approve such a capital expenditure budget for URS, it needs to understand the details of the URS acquisition and how that money will be spent. This is about transparency and accountability. We support VimpelCom’s expansion and growth, but only if it makes business sense. The Board fails VimpelCom’s shareholders if it does not demand and assess the information about how management intends to accomplish URS’s expansion and growth.
     As you are aware, under VimpelCom’s charter, a vote of eight of VimpelCom’s nine directors is required to approve the 2006 Budget. Fridtjof Rusten sent you a letter dated December 1, 2005, a copy of which is attached as Annex B to this letter, specifically requesting that separate budgets be presented to the Board for VimpelCom’s operations in Russia, Kazakhstan and Ukraine in order to ensure that VimpelCom’s operations in Russia and Kazakhstan are not affected if the 2006 Budget is not approved due to issues relating to Ukraine. However, in what appears to be an effort to force all of VimpelCom’s directors to vote to approve the 2006 Budget, you have presented the 2006 Budget to the Board as a single budget, with amounts relating to Ukraine included with amounts relating to VimpelCom’s operations in Russia and Kazakhstan.

Need for Comprehensive Disclosure by VimpelCom concerning the URS Acquisition
     As noted above, VimpelCom’s management has not responded to the questions raised in Mr. Torgersen’s statement. Apart from the minimal information disclosed in its Form 6-K filed on November 14, 2005, VimpelCom has disclosed no information to its shareholders or directors concerning its acquisition of URS or its plans for URS going forward. Members of the Board have not even been provided with copies of the purchase agreement pursuant to which the acquisition was completed. In our capacity as directors of VimpelCom, we do not believe we can in good faith discharge our fiduciary duties to VimpelCom’s shareholders in respect of the approval of VimpelCom’s 2006 Budget until VimpelCom has publicly disclosed to all holders of its shares and ADRs in a filing made with the Securities and Exchange Commission all of the details of VimpelCom’s US$231.3 million acquisition of URS, including not only the points addressed in Mr. Torgersen’s statement, but also the following questions:
     1. Management has not disclosed to the Board the details of how it plans to spend the approximately US$500 million of proposed capital expenditures that management has asked the Board to approve for URS, including whether such capital expenditures make business sense and whether such capital expenditures are part of a sensible plan for URS’s growth. Why is management refusing to disclose this information?
     2. VimpelCom’s Form 6-K filed on November 14, 2005 did not fully address the increase in the purchase price for URS from US$206.5 million to US$231.3 million, other than to note that it included the US$206.5 million figure “plus certain expenditures in the amount of US$24.8 million incurred by URS with prior approval from VimpelCom...” What were these expenditures, and how does the US$231.3 million purchase price relate to the US$206.5 million figure previously disclosed? Was the URS acquisition that VimpelCom completed on November 11, 2005 the same transaction that was described in the materials sent to VimpelCom’s shareholders prior to the extraordinary general meeting of shareholders held on September 14, 2005?
     3. After Alfa filed with the SEC a copy of an option agreement relating to the URS acquisition, VimpelCom failed to file a copy of the purchase agreement pursuant to which the URS acquisition was consummated. Why?
     4. Please provide a full, line-item accounting of the US$231.3 million purchase price. Where did the money go? What fees were paid? Were any indirect costs paid?
     5. Who are all of the individuals or entities who received proceeds of the US$231.3 million purchase price? What are their names? Who controls any legal entities which were sellers of shares of URS and where are they located? Did any friends, relatives, associates or employees of any of these entities or individuals receive any of the money? What are their names? Were money laundering checks undertaken in respect of such legal entities and individuals?
     6. Did any individual or entity connected with Alfa Group receive any of the proceeds of the purchase price, either directly or indirectly? If so, who? Who controls the relevant legal entities and where are they located? Did any friends, relatives, associates or employees of these entities or individuals receive any of the money? What are their names?
     7. Unusually for an acquisition transaction that has been the subject of a contested shareholder vote, VimpelCom has never provided to holders of its shares or ADRs any information prepared by VimpelCom concerning URS or its business or financial condition, the impact of such transaction on VimpelCom’s business or financial condition or the risk factors associated with such transaction. Why?

     8. VimpelCom did not disclose in any of the information provided to holders of its shares and ADRs concerning the URS acquisition (and, to our knowledge, has not disclosed in any other filing made with the SEC) the fact that Akin Gump Strauss Hauer & Feld LLP, VimpelCom’s principal external legal counsel, also regularly advises members of the Alfa Group and their affiliates. Why?
     We recognize that, as a foreign private issuer, VimpelCom is subject to less stringent disclosure requirements than ordinary US issuers. However, the foregoing questions and the questions raised by Mr. Torgersen in his prior statement address fundamental issues, such as the extent of the financial controls operative within VimpelCom, the probity of VimpelCom’s management and the independence of VimpelCom’s external legal counsel, that warrant disclosure. Holders of VimpelCom’s shares and ADRs, as well as members of VimpelCom’s Board, have the right to know the answers to such questions, as well as the questions raised in Mr. Torgersen’s statement.
Way Forward
     Before we, in our capacity as directors of VimpelCom, can consider the approval of approximately US$500 million of cumulative capital expenditure for URS, as well as additional amounts in respect of financing for URS:
     1. VimpelCom must provide comprehensive public disclosure concerning the answers to the questions set forth above, as well as the questions raised by Mr. Torgersen on November 16, 2005; and
     2. A committee of members of the Board consisting of directors who were not nominated by Alfa must investigate and report to the Board concerning the conflicts of interest arising from the business relationships between Alfa’s nominees on the Board and the sellers of URS.
     We recognize that it will take some time to accomplish these steps. To ensure that VimpelCom’s operations in Russia and Kazakhstan are not affected by any delay in the approval of VimpelCom’s 2006 Budget, we again request that, as described in Fridtjof Rusten’s attached letter, the 2006 Budget be split into three parts — Russia, Kazakhstan and Ukraine — so that the 2006 budgets for Russia and Kazakhstan can be separately approved while management is working on its response to the questions referred to above and the investigation referred to above is ongoing.
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Very truly yours,

/s/ Arve Johansen	/s/ Fridtjof Rusten	/s/ Henrik Torgersen

Arve Johansen	Fridtjof Rusten	Henrik Torgersen

Annex A
Statement of Mr. Henrik Torgersen
Comment to CFO’s Report
     I refer to the Company’s press release of November 11, in which the Company announced that it has consummated the purchase of CJSC “Ukrainian Radio Systems” (“URS”) for an aggregate cash purchase price of US$231.3 million and entered into arrangements with Ericsson under which VimpelCom will purchase US$500 million of equipment and services from Ericsson and URS will purchase US$200 million of equipment and service from Ericsson.
     On September 14, 2005, an extraordinary general meeting of shareholders of the Company (the “EGM”) took place at which approximately 51.2% of the Company’s outstanding voting shares voted in favor of the Company’s acquisition of URS as an interested party transaction, which was the sole agenda item. This EGM was not convened through the Board. I am advised that it was not convened in accordance with applicable Russian law and that, as a result, the decision approved by the shareholders at the EGM was not approved in compliance with applicable law.
     The Company’s charter states that acquisitions must be approved by a vote of at least 8 out of 9 members of the Board. However, 80% of the members of the Board have not approved the acquisition of URS. I am advised that, as a result, in proceeding with the consummation of the URS acquisition, the Company’s management has failed to comply with the Company’s charter, which was approved by shareholders owning at least 75% of the voting shares represented at the relevant shareholders meeting. A simple majority vote of an EGM to approve the URS acquisition as an interested party transaction does not overrule this supermajority Board approval requirement for acquisitions established by the Company’s charter. Consequently, I believe that the decision taken by Mr. Izosimov to execute a share purchase agreement for the acquisition of the shares of URS and to complete such acquisition without the prior approval of at least 80% of the members of the Board fails to comply with applicable Russian law and the Company’s charter.
     On December 15, 2004, the Board approved the Company’s 2005 Budget in a resolution that stated that “the acquisition of the Ukrainian operator is not included in this Budget” (Protocol No. 12). Article 10.7 of the Company’s charter states that “The General Director shall obtain the approval of the Board of Directors of the Company before entering any agreements beyond the limits of the approved budget and business plan.”
     On September 16, 2005, Mr. Izosimov proposed a resolution in which the Board would “[instruct] management to implement the resolution approved by the shareholders at the EGM on the terms set forth therein”. This resolution was not approved by even a simple majority of the members of the Board.

     The Company is now in an exposed position, because, as a consequence of the Board not having had the opportunity to consider the price of the URS transaction and Mr. Izosimov having caused the Company to enter into the transaction without proper Board approval, the Board has been prevented from fulfilling its fiduciary duties to the shareholders with respect to maintaining the financial controls of the Company.
     Taking into account the foregoing, I demand that the Company’s management prepare a detailed report (to be distributed to the Board as soon as possible) addressing the following questions:
     (a) on what authority did Mr. Izosimov cause the Company to enter into and consummate the purchase of shares of URS for US$231.3 million;
     (b) from what part of the Company’s 2005 Budget were the funds used to consummate the purchase of the shares of URS taken;
     (c) on what authority did Mr. Izosimov cause the Company and URS to enter into arrangements with Ericsson for the purchase of US$500 million and US$200 million of equipment and services, respectively;
     (d) taking into account that there are no amounts in the 2005 Budget for CapEx or OpEx in relation to URS and that URS is not self-sustaining, how does the Company’s management intend to fund URS through the end of 2005 and on what authority, if any, does the Company’s management intend to incur such expenditures; and
     (e) does the Company’s management have a proposed budget for URS for 2006 and, if so, what is the overall proposed funding amount for URS for 2006?

Annex B
December 1, 2005

Mr. David Haines
Chairman of the Board of Directors
OAO “Vimpel-Communications”
10, 8 Marta Street
Moscow 127083
Russian Federation
Dear David,
     We refer to the preliminary agenda for the meeting of the Board of Directors of VimpelCom scheduled for December 14, 2005 that was circulated by Anastasiya Bakhmacheva on November 30 (the “Preliminary Agenda”). We note that item 2(B) of the Preliminary Agenda (CFO Report) contains a sub-bullet headed “2006 Budget”. Because this reference to the 2006 Budget does not appear under “Issues for Approval” in the Preliminary Agenda, it is not clear whether the intention is that the Board approve the 2006 Budget at the December 14 Board meeting.
     To clarify this issue and ensure that VimpelCom’s operations in Russia and Kazakhstan are not affected by issues relating to Ukraine, we suggest that the following items be added to the agenda for the December 14 Board meeting as new items (D) — (F) under item 4 (Issues for Approval) in the Preliminary Agenda:
“	(D)	2006 budget for VimpelCom’s Russian operations

	(E)	2006 budget for VimpelCom’s Kazakhstan operations

	(F)	2006 budget for VimpelCom’s Ukrainian operations”
     A revised, final agenda reflecting this addition should be circulated to all directors today, so that all directors are notified of the final agenda for the Board meeting scheduled for December 14 at least ten days in advance of that meeting.
Very truly yours,
/s/ Fridtjof Rusten
Fridtjof Rusten